 1-A/A LIVE 0001724578 XXXXXXXX 024-10789 ARMADA NANO TECHNOLOGIES GROUP, INC NV 2017 0001724578 3714 00-0000000 0 0 48-51 Oceania Street BAYSIDE NY 11364 917-582-0011 PAUL CHEN Other 16000.00 0.00 0.00 0.00 16000.00 2851.00 0.00 2851.00 13149.00 16000.00 0.00 2000.00 0.00 -2000.00 0.00 0.00 PARITZ & COMPANY, P. A. Common Stock 25000000 0 0 None 0 None 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 15000000 25000000 0.0100 150000.00 0.00 0.00 0.00 150000.00 0.00 0.00 0.00 Paritz & Company P.A. 4000.00 JMS Law Group, PLLC 10000.00 0.00 0.00 130000.00 true AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS MT NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS MT NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false ARMADA NANO TECHNOLOGIES GROUP, INC. Common Stock 25000000 0 $25000 ($.001/share) All securities issued pursuant to the exemption provided by Regulation D under the Securities Act of 1933, as amended.